UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G*

Under the Securities Exchange Act of 1934

Elanco Animal Health Incorporated

(Name of Issuer)

Common Stock

(Title of Class of Securities)

28414H103

(CUSIP Number)

August 1, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 7 Pages

Exhibit Index: Page 7

CUSIP NO. 28414H103	Page 2 of 7 Pages

(1)	NAMES OF REPORTING PERSONS Bayer Aktiengesellschaft
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 72,946,429*
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 72,946,429*
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,946,429*
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.5%**
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

(*)	See Item 4 of this Schedule 13G.
(**)

Calculated based on 471,848,813 Shares outstanding as of August 1, 2020. The number of Shares outstanding as of August 1, 2020 has been calculated by adding 398,902,384, which was the number of Shares outstanding as of July 27, 2020 as reported by Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020 filed with the Commission on July 30, 2020, plus 72,946,429, which is the number of Shares newly issued by the Issuer to Bayer World Investments B.V. on August 1, 2020.

CUSIP NO. 28414H103	Page 3 of 7 Pages

(1)	NAMES OF REPORTING PERSONS Bayer World Investments B.V.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 72,946,429*
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 72,946,429*
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 72,946,429*
(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.5%**
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(*)	See Item 4 of this Schedule 13G.
(**)

Calculated based on 471,848,813 Shares outstanding as of August 1, 2020. The number of Shares outstanding as of August 1, 2020 has been calculated by adding 398,902,384, which was the number of Shares outstanding as of July 27, 2020 as reported by Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020 filed with the Commission on July 30, 2020, plus 72,946,429, which is the number of Shares newly issued by the Issuer to Bayer World Investments B.V. on August 1, 2020.

CUSIP NO. 28414H103	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:

Elanco Animal Health Incorporated (“Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices:

2500 Innovation Way
Greenfield, Indiana 46140

Item 2(a).	Name of Person Filing:

This Schedule 13G is jointly filed on behalf of Bayer Aktiengsellschaft, a German stock corporation (“Bayer”) and Bayer World Investments B.V., a Dutch private limited company (“BWI” and, together with Bayer, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of Bayer is Kaiser-Wilhelm-Allee, D-52368 Leverkusen, Germany.

The principal business address of BWI is Energieweg 1, 3641 RT Mijdrecht, Netherlands.

Item 2(c).	Citizenship:

(i) Bayer: Germany

(ii) BWI: The Netherlands

Item 2(d).	Title of Class of Securities:

Common Stock (the “Shares”)

Item 2(e).	CUSIP Number:

28414H103

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership.

Item 4(a).	Amount Beneficially Owned:

BWI is a direct beneficial owner of 72,946,429 Shares. BWI is an indirect wholly owned subsidiary of Bayer. Accordingly, Bayer may be deemed to be an indirect beneficial owner of the 72,946,429 Shares beneficially owned directly by BWI.

Item 4(b).	Percent of Class:

15.5%, which is calculated based on 471,848,813 Shares outstanding as of August 1, 2020. The number of Shares outstanding as of August 1, 2020 has been calculated by adding 398,902,384, which was the number of Shares outstanding as of July 27, 2020 as reported by Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2020 filed with the Commission on July 30, 2020, plus 72,946,429, which is the number of Shares newly issued by the Issuer to Bayer World Investments B.V. on August 1, 2020.

CUSIP NO. 28414H103	Page 5 of 7 Pages

Item 4(c).	Number of shares as to which the person has:

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, Shares, please see Item 4(a) above regarding qualifications as to beneficial ownership. The following information is the same for each Reporting Person:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 72,946,429

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 72,946,429

Item 5.	Ownership of Five Percent or Less of a Class.

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group

This Item 9 is not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP NO. 28414H103	Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 2020	BAYER AKTIENGESELLSCHAFT

	By:	/s/ Christian Bank
Name: Christian Bank
Title: Authorized Signatory

Date: August 3, 2020	BAYER WORLD INVESTMENTS B.V.

	By:	/s/ Patrick Lennaerts
Name: Patrick Lennaerts
Title: Director

CUSIP NO. 28414H103	Page 7 of 7 Pages

EXHIBIT INDEX

A.	Joint Filing Agreement, dated August 3, 2020, by and between Bayer Aktiengesellschaft and Bayer World Investments B.V.